SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.   )*

Keane, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48666510

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48666510

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. Keane, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,555

	6.	Shared Voting Power 3,027,808

	7.	Sole Dispositive Power 1,555

	8.	Shared Dispositive Power 3,027,808

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,029,363

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.18% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Based on 58,526,588 shares of Keane’s common stock outstanding as of January 25, 2006.

Item 1.
	(a)	Name of Issuer Keane, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 City Square Boston, Massachusetts 02129

Item 2.
	(a)	Name of Person Filing John F. Keane, Jr.
	(b)	Address of Principal Business Office or, if none, Residence 151 Country Drive, Weston, MA 02493
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $.10 par value per share
	(e)	CUSIP Number 48666510

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,029,363
	(b)	Percent of class: 5.18%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,555
		(ii)	Shared power to vote or to direct the vote 3,027,808 (2)
		(iii)	Sole power to dispose or to direct the disposition of 1,555
		(iv)	Shared power to dispose or to direct the disposition of 3,027,808 (2)

(2)  Includes (i) 1,240,000 shares of Common Stock held by the John Francis Keane Irrevocable Trust for Benefit of Mr. John F. Keane, Jr., of which Mr. John F. Keane, Jr. is the beneficiary, (ii) 893,904 shares of Common Stock held by the John F. and Marilyn T. Keane 1997 Children's Trust for Benefit of John F. Keane, Jr., of which Mr. John F. Keane, Jr. is the beneficiary, and (iii) 893,904 shares of Common Stock held by the John F. and Marilyn T. Keane 1997 Children's Trust for Benefit of Brian T. Keane, of which Mr. John F. Keane Jr. is a trustee. Mr. John F. Keane, Jr. disclaims beneficial ownership of the shares specified in clause (iii) above

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date
/s/ John F. Keane, Jr.
Signature
John F. Keane, Jr.
Name/Title